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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 16)*

                               IOMEGA CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                      COMMON STOCK, $0.03 AND 1/3 PAR VALUE
--------------------------------------------------------------------------------
                         (Title and Class of Securities)


                                    462030305
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                                 (CUSIP Number)


                                DECEMBER 31, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [ ]      Rule 13d-1(b)
         [ ]      Rule 13d-1(c)
         [X]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 7 Pages

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CUSIP NO. 462030305                  13G/A                     Page 2 of 7 Pages

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1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only)

         IDANTA PARTNERS LTD.
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2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                (a) [ ]
                                                                (b) [ ]

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3        SEC USE ONLY

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4        CITIZENSHIP OR PLACE OF ORGANIZATION

         TEXAS, UNITED STATES OF AMERICA
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NUMBER OF                  5        SOLE VOTING POWER
SHARES                              -0-
                           -----------------------------------------------------
BENEFICIALLY               6        SHARED VOTING POWER
OWNED BY                            -0-
                           -----------------------------------------------------
EACH                       7        SOLE DISPOSITIVE POWER
REPORTING                           -0-
                           -----------------------------------------------------
PERSON                     8        SHARED DISPOSITIVE POWER
WITH                                -0-
--------------------------------------------------------------------------------

9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                       -0-
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                      0.0%
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*
                                       PN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

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CUSIP NO. 462030305                  13G/A                     Page 3 of 7 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only)

         DUNN FAMILY TRUST, DAVID J. DUNN, TRUSTEE
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a) [ ] (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA
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NUMBER OF                  5        SOLE VOTING POWER
SHARES                              18,982
                           -----------------------------------------------------
BENEFICIALLY               6        SHARED VOTING POWER
OWNED BY                            -0-
                           -----------------------------------------------------
EACH                       7        SOLE DISPOSITIVE POWER
REPORTING                           18,982
                           -----------------------------------------------------
PERSON                     8        SHARED DISPOSITIVE POWER
WITH                                -0-
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                     18,982
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                    0.0% (1)
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*
                        OO (GRANTOR TRUST FOR INDIVIDUAL)
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!


(1) Based on 51,525,100 shares of the Stock outstanding, as reflected in the Issuer's Quarterly Report on Form 10-Q for the period ended September 28, 2003.


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CUSIP NO. 462030305                  13G/A                     Page 4 of 7 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOs. OF ABOVE PERSONS (entities only)

         DAVID J. DUNN
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                         (a) [ ]
                                                                         (b) [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         UNITED STATES OF AMERICA
--------------------------------------------------------------------------------
NUMBER OF                  5        SOLE VOTING POWER
SHARES                              46,078 (1)
                           -----------------------------------------------------
BENEFICIALLY               6        SHARED VOTING POWER
OWNED BY                            -0-
                           -----------------------------------------------------
EACH                       7        SOLE DISPOSITIVE POWER
REPORTING                           46,078 (1)
                           -----------------------------------------------------
PERSON                     8        SHARED DISPOSITIVE POWER
WITH                                -0-
--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                   46,078 (1)
--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                                    0.1% (2)
--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*
                                       IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

(1) Includes 18,982 shares of the Stock held by Dunn Family Trust, David J. Dunn, Trustee.

(2) Based on 51,525,100 shares of the Stock outstanding, as reflected in the Issuer's Quarterly Report on Form 10-Q for the period ended September 28, 2003.

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CUSIP NO. 462030305                  13G/A                     Page 5 of 7 Pages

Pursuant to Rule 13d-2(b) of Regulation 13D-G of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended (the "Act"), the undersigned hereby amend their Schedule 13G Statement dated February 13, 1985 (the "Schedule 13G"), relating to the Common Stock, par value $0.03-1/3 per share (the "Stock"), of Iomega Corporation (the "Issuer"), as heretofore amended by:

         Amendment No. 1 thereto dated March 13, 1985, Amendment No. 2 thereto dated February 13, 1986, Amendment No. 3 thereto dated February 13, 1987, Amendment No. 4 thereto dated February 13, 1989, Amendment No. 5 thereto dated February 13, 1990, Amendment No. 6 thereto dated February 13, 1991, Amendment No. 7 thereto dated February 13, 1992, Amendment No. 8 thereto dated January 17, 1997 Amendment No. 9 thereto dated February 9, 1998, Amendment No. 10 thereto dated February 20, 1998, Amendment No. 11 thereto dated February 5, 1999, Amendment No. 12, thereto dated February 8, 2000, Amendment No. 13, thereto dated February 9, 2001, Amendment No. 14, thereto dated February 14, 2002, and Amendment No. 15, thereto dated February 12, 2003.


Unless otherwise indicated, all defined terms used herein shall have the same meanings as those set forth in the Schedule 13G. As defined in previous filings, Idanta Partners Ltd. is referred to as "IPL", David J. Dunn is referred to as "DJD" and Dunn Family Trust, David J. Dunn, Trustee is referred to as "DFT".


Item 1 as reported in the Schedule 13G is hereby amended and restated to read as follows:

ITEM 1(b).     ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES.
               -----------------------------------------------

         The address of the Issuer's principal executive offices is:

                  10955 Vista Sorrento Parkway
                  San Diego,  California  92130

Item 4 as reported in the Schedule 13G is hereby amended and restated to read as follows:

ITEM 4.        OWNERSHIP.
               ---------

         IPL: (a) & (b) IPL does not beneficially own any shares of the Stock.
                  (c) IPL does not have the sole or shared power to vote or to direct the vote, or to dispose or to direct the disposition, of any shares of the Stock.

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CUSIP NO. 462030305                  13G/A                     Page 6 of 7 Pages


         DFT :    (a) DFT directly owns 18,982 shares of the Stock,
                  (b) which constitutes in the aggregate approximately 0.04% of the assumed 51,525,100 outstanding shares of the Stock.
                  (c) DFT has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 18,982 shares of the Stock. DFT does not share this power to vote or to direct the vote and to dispose or to direct the disposition of the Stock.

         DJD: (a) Because DJD is the trustee of DFT, which owns 18,982 shares of the Stock, and owns 27,096 shares of the Stock individually, DJD may, pursuant to Rule 13d-3 of the Act, be deemed to be beneficial owner of 46,078 shares in the aggregate,
                  (b) which constitutes in the aggregate approximately 0.09% of the assumed 51,525,100 outstanding shares of the Stock.
                  (c) In his capacity as trustee of DFT, DJD has the sole power to vote or to direct the vote and to dispose or to direct the disposition of 46,078 shares of the Stock. DJD does not share this power to vote or to direct the vote and to dispose or to direct the disposition of the Stock.


Item 5 as reported in the Schedule 13G is hereby amended and restated to read as follows:

Item 5.        OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS.   [XX]
               --------------------------------------------

         This filing on Schedule 13G is for the purpose of reporting the fact that each of the Reporting Persons has ceased to be the beneficial owner of more than five percent (5%) of the outstanding shares of the Stock.


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CUSIP NO. 462030305                  13G/A                     Page 7 of 7 Pages




                                   Signatures:

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct. The undersigned have filed this statement jointly pursuant to the agreement previously filed as Exhibit A.

Dated:  February 4, 2004

IDANTA PARTNERS LTD.
a Texas limited partnership


by: /s/ Jonathan Huberman
    -----------------------------------
    Jonathan Huberman
    General Partner



DUNN FAMILY TRUST


by: /s/ David J. Dunn
    -----------------------------------
    David J. Dunn, Trustee



/s/ David J. Dunn
---------------------------------------
David J. Dunn, Individually